Mail Stop 3561


November 16, 2005


Paul F. Tetreault
Snow & Sail Sports, Inc.
397 N. Main Street
South Yarmouth, MA 02664

      	Re:	Snow & Sail Sports, Inc.
      		Amendment No. 1 to Form S-1
      		File No. 333-128526
      		Filed November 3, 2005

Dear Mr. Tetreault:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note your response to prior comment 3 of our October 18,
2005
letter. Please disclose clearly in the appropriate section that, despite your corporate name, your company organizes only ski trips and does not organize any sailing trips.
2. We note your response to prior comment 4 of our October 18,
2005
letter. Your revised disclosure indicates that your tours are "marketed on a website that is located at www.skimarket.com." However, our review of the website does not indicate your tours are marketed on that site. Please revise the disclosure to clarify the role of the website in your business. If, for example, your tours are marketed through the Ski Market stores (not the website itself), then state that fact clearly.
3. We note that the unaudited balance sheet is dated as of June
30,
2005. Please ensure to update the financial statements contained in your next amendment to comply with Item 310(g) of Regulation S-B. For the years ended December 31, 2004..., page 16
4. Rather use the generic phrase "material adverse effects," please revise to state clearly that, with the termination of your relationship with Ski Market, you will have no meaningful method of marketing your tours, collecting the fees for the tours, and providing a pick-up site for the tours.

Summary financial data, page 16

5. We note that the weighted outstanding average number of shares outstanding disclosed on page 17 for the years 2004 and 2003 does not agree with the financial statements on page F-4. Please revise.

Item 17. Management`s discussion and analysis or plan of operation, page 18

6. Please refer to page 19 in response to our prior comment 20.
We
note that you have not quantified the changes in the line items
`Cost
of revenue" and "General and administrative" presented in the statements of operation on page F-3. Also, you have not discussed the causes of any material changes from period to period in one or more line items of your financial statements for the fiscal years ended December 31, and for the interim period ended June 30, 2005 or later as applicable, as required by Items 303(b)(1) and (2) of Regulation S-B. Please make appropriate revisions in the amended filing.
Liquidity, page 23
7. Please clarify why the company expects that the costs of being
a
public company will be "lower during the first year of being public."
8. We note that the anticipated costs of being a public company will
"range up to $50,000 per year."  Please disclose these costs in the
Risk Factor section, along with the discussion of the impact of these
costs on the company`s future business plans (e.g., it will reduce your ability and resources to fund other aspects of your business).
9. Please clarify the nature of the "independent contractors" that may be compensated with the issuance of stock. What services does the company anticipate these "independent contractors" will provide?
10. We note that the purpose of the September 12, 2005 private placement was to issue shares in the hopes that "relatives" and "business associates" may provide "valuable services" to the company.
Please clarify what types of services the company hopes these stockholders will provide. Indicate whether they have provided such services.  Finally, indicate whether these individuals are
obligated
to provide any services.
Business, page 26
11. We note your response to prior comment 39.  Please disclose the
"director" who is also a consultant to the company. Describe the consulting services provided by the director.
Directors, Executive Officers, Promoters and Control Persons, page
30
12. Disclose the nature of the consulting services provided by Mr. Greeley to the company.

Audited financial statements for the year ended December 31, 2004

Statement of stockholders` equity, page F-5

13. We reissue prior comment 49. Your disclosure in Note 4 does not explain how you arrived at the amount of the negative additional paid-in capital of $10,425. Please revise your disclosure and describe for us the accounting literature you applied. Also provide us with a computation or the journal entries that you recorded in the financial statements which resulted in the negative additional paid-in capital.

Notes to the financial statements
Note 2. Summary of significant accounting policies

Provision for taxes, page F-7

14. We note that on September 12, 2005, the Snow & Sail Sports changed from a "S" corporation to a "C" corporation. All undistributed earnings or deficit until the date of termination of "S" election should be transferred to additional paid-in capital in the financial statements for the year ended September 30, 2005 in the amended filing. Refer to Topic 4B of the Staff Accounting Bulletins.

Signature page
15. Please refer to the signatures underneath the second paragraph of the page ("Pursuant to the requirements..."). Please indicate underneath Mr. Tetreault`s signature that he is signing in his capacity as the principal accounting officer.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry
French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.
Please contact Ted Yu at (202) 551-3372 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director



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Paul F. Tetreault
Snow & Sail Sports, Inc.
November 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE